UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Pfenex Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

717071 104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 717071 104	Page 2 of 6 Pages

(1)	Names of reporting persons The Dow Chemical Company
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 0
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0% (1)
(12)	Type of reporting person (see instructions) CO

(1)

Percentage based on 31,675,903 shares of common stock of Pfenex Inc. outstanding as of November 1, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on November 7, 2019.

CUSIP No. 717071 104	Page 3 of 6 Pages

(1)	Names of reporting persons Dow Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 0
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 0

(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0% (1)
(12)	Type of reporting person (see instructions) CO

(1)

Percentage based on 31,675,903 shares of common stock of Pfenex Inc. outstanding as of November 1, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on November 7, 2019.

SCHEDULE 13G

CUSIP No. 717071 104	Page 4 of 6 Pages

This Amendment No. 4 is being filed to amend the Schedule 13G filed by The Dow Chemical Company on February 13, 2015, as previously amended on June 9, 2017, September 11, 2017 and April 1, 2019.

ITEM 1(a)	NAME OF ISSUER:

Pfenex Inc. (the “Company”)

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 10790 Roselle Street, San Diego, CA 92121.

ITEM 2(a)	NAME OF PERSON FILING:

This statement is being filed by (i) The Dow Chemical Company, a Delaware corporation (“TDCC”) and (ii) Dow Inc., a Delaware corporation (“Dow”, and together with TDCC, each, a “Reporting Person” and together, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of TDCC and Dow is located at: 2211 H.H. Dow Way, Midland, MI 48674.

ITEM 2(c)	CITIZENSHIP:

Each of the Reporting Persons is a Delaware corporation.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.001 per share, of the Company (the “Common Stock”).

ITEM 2(e)	CUSIP NUMBER:

717071 104

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

CUSIP No. 717071 104	Page 5 of 6 Pages

ITEM 4	OWNERSHIP:

(a) – (c) The responses of each of the Reporting Persons to rows 5, 6, 7, 8, 9, and 11 in their respective cover pages to this Amendment No. 4 which relate to the beneficial ownership of the Common Stock of the Company are incorporated by reference into this Item 4.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that, as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

By signing below I certify, on behalf of the applicable Reporting Person, that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 717071 104	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

DOW INC.

By:	/s/ Amy E. Wilson
	Name:	Amy E. Wilson
	Title:	General Counsel & Corporate Secretary

THE DOW CHEMICAL COMPANY

By:	/s/ Amy E. Wilson
	Name:	Amy E. Wilson
	Title:	General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and between Dow Inc. and The Dow Chemical Company.